Exhibit 99.1

FOR IMMEDIATE RELEASE

For more information contact:

Pedro A. Richards

Chief Executive Officer

Telefax: (5411) 4343-7528

investorelations@gfgsa.com

www.gfgsa.com

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR ITS

FIRST QUARTER ENDED MARCH 31, 2014

Buenos Aires, Argentina, May 8, 2014 – Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia”, “GFG”) (Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) announced its consolidated financial results for the first quarter ended March 31, 2014.

NET INCOME FOR THE QUARTER ENDED MARCH 31, 2014

•	Net income for the first quarter ended March 31, 2014, amounted to Ps. 830.7 million or Ps. 0.639 per share, equivalent to Ps. 6.39 per ADS.

•	This result was mainly attributable to the income derived from our interest in Banco de Galicia y Buenos Aires S.A. (“the Bank”) (Ps. 770.6 million), in Sudamericana Holding S.A. (Ps. 52.7 million) and from deferred tax adjustments (Ps. 16.6 million) partially offset by administrative and financial expenses of Ps. 14.0 million.

•	During the first quarter ended on March 31, 2014 the Bank recorded a net income of Ps. 773.6 million, higher than the Ps. 322.7 million corresponding to the first quarter of FY 2013.

•	As of March 31, 2014, the Bank’s market share of loans to the private sector was 8.69%. The Bank’s market share of deposits from the private sector was 9.31%.

Press Release | 1° Q 2014	Grupo Financiero | Galicia S.A. 1

•	The table below shows results per share based on Grupo Financiero Galicia’s financial statements.

	In pesos
	FY 2014	FY 2013
	1st Q	4th Q	1st Q
Earnings per Share	03/31/14	12/31/13	03/31/13
Total average shares (in thousands)	1,300,265	1,300,265	1,241,407
Total shares outstanding (in thousands)	1,300,265	1,300,265	1,241,407
Book value per share	5.9818	5.3429	4.1639
Book value per ADS (*)	59.8180	53.4293	41.6388
Earnings per share	0.6389	0.4821	0.2408
Earnings per ADS (*)	6.3887	4.8215	2.4085

(*)	1 ADS = 10 ordinary shares

•	Grupo Financiero Galicia’s net income for the quarter represents an annualized return of 4.13% on average assets and of 44.65% on average shareholders’ equity.

	Percentajes
	FY 2014	FY 2013
	1st Q	4th Q	1st Q
Profitability	03/31/14	12/31/13	03/31/13
Return on Average Assets (*)	4.13	3.43	2.20
Return on Average Shareholders’ Equity (*)	44.65	39.49	23.79

(*)	Annualized

NET INCOME BY BUSINESS

	In millions of pesos
	FY 2014	FY 2013
	1st Q	4th Q	1st Q
Net Income by Business	03/31/14	12/31/13	03/31/13
Income from stake in Banco Galicia (99.6%)	770.6	611.3	306.3
Income from stake in Sudamericana Holding (87.5%)	52.7	42.2	34.0
Income from stake in Cía. Financiera Argentina (3%)	1.1	0.3	1.0
Income from stake in other companies	3.7	2.0	1.4
Deferred tax adjustment in Banco Galicia´s subsidiaries	16.6	(10.0)	19.8
Other Income GFG	(14.0)	(18.8)	(63.6)
Income Tax	—	—	—

Net Income for the period	830.7	627.0	298.9

*	1st Quarter of 2013 stake in Banco Galicia was 94.9%

2 Grupo Financiero | Galicia S.A.	Press Release | 1° Q 2014

•	“Income from stake in other companies” includes the results from our interests in Net Investment S.A. and Galicia Warrants S.A.

•	“Deferred tax Adjustment” shows the income tax charge determined by the Bank’s subsidiaries in accordance with the deferred tax method. This adjustment was not made in the Bank’s financial statements because Argentine Central Bank regulations do not contemplate the application of the deferred tax method.

•	“Other income GFG” for the first quarter 2014 includes Ps. 11.7 million of Administrative Expenses, Ps. -4.1 million of Financial Results and Ps. -1.8 million of Other Income and Expenses.

RECENT DEVELOPMENTS

•	On April 15, 2014, the Board of Directors of Grupo Financiero Galicia S.A. approved the purchase of 95% of the capital stock of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión (“GAF”) by the Bank for the amount of Ps. 39,481,302.

•	On April 24, 2014, the Board of Directors of the Comisión Nacional de Valores (“CNV”) approved the acquisition of shares of the Bank fixed at Ps. 23.22 per share. On May 6, 2014, within the timeframe established by Article 94 of Law No. 26,831, Grupo Financiero Galicia S.A. made the required publications and deposited Ps. 49,318,398 for the remaining shares held by third parties of the Bank.

CONFERENCE CALL

On Friday, May 9, 2014 at 2:00 P.M. Eastern Standard Time (3:00 PM Buenos Aires Time), GFG will host a conference call to review this results. The call-in number is: 719-325-2144 - Passcode: 2013276

This report is a summary analysis of the Grupo Financiero Galicia’s financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with theBank’s press release (www.bancogalicia.com.ar) and GFG’s financial statements, as well as with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), Securities and Exchange Commission (www.sec.gov), Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar), Bolsa de Comercio de Córdoba and Nasdaq (www.nasdaq.com).Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

Press Release | 1° Q 2014	Grupo Financiero | Galicia S.A. 3

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

	In millions of pesos
	03/31/14	12/31/13	09/30/13	06/30/13	03/31/13
Cash and due from banks	14,238.2	12,560.3	9,665.5	8,249.1	9,113.9
Government and Corporate Securities	6,768.4	3,987.3	5,415.6	3,803.4	2,525.5
Net Loans	55,957.8	55,264.9	49,766.9	48,276.6	44,053.5
Other Receivables Resulting from Financial Brokerage	6,501.5	5,696.1	5,357.1	5,185.9	4,811.5
Equity Investments in other Companies	94.0	90.0	77.9	78.7	79.9
Bank Premises and Equipment, Miscellaneous and Inta	3,178.0	3,061.9	2,879.2	2,706.3	2,575.4
Other Assets	2,925.9	2,495.3	2,432.7	2,369.0	2,006.1

TOTAL ASSETS	89,663.8	83,155.8	75,594.9	70,669.0	65,165.8

Deposits	55,055.7	51,395.3	47,114.1	44,131.3	40,836.4
Other Liabilities Resulting from Financial Brokerage	20,787.7	19,333.3	17,301.6	16,361.9	14,748.8
Subordinated Negotiable Obligations	1,817.7	1,656.3	1,433.0	1,334.4	1,235.8
Other Liabilities	3,586.4	3,221.7	2,853.3	2,553.3	2,425.2
Minority Interest	638.4	602.0	850.4	781.6	750.5

TOTAL LIABILITIES	81,885.9	76,208.6	69,552.4	65,162.5	59,996.7

SHAREHOLDERS’ EQUITY	7,777.9	6,947.2	6,042.5	5,506.5	5,169.1

INFLATION AND EXCHANGE RATE
Retail Price Index (%) (**)	9.98	3.27	2.62	2.27	2.37
Wholesale Price Index (%) (**)	13.00	3.90	3.40	3.60	3.11
C.E.R. (%) (**)	8.15	2.65	2.59	2.12	2.78
Exchange Rate ($/U$S) (***)	8.0100	6.5180	5.7915	5.3852	5.1223

(*)	Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art.33 - Law 19550).
(**)	Variation within the quarter.
(***)	Last working day of the quarter. Source B.C.R.A. - Comunique “A” 3500 - Reference Exchange Rate

4 Grupo Financiero | Galicia S.A.	Press Release | 1° Q 2014

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

	In millions of pesos
Quarter ended:	03/31/14	12/31/13	09/30/13	06/30/13	03/31/13
FINANCIAL INCOME	5,055.5	3,971.1	3,412.1	2,947.6	2,744.9

Interest on Loans to the Financial Sector	43.2	33.3	27.5	22.6	19.1
Interest on Overdrafts	318.1	267.1	246.2	203.7	194.9
Interest on Notes	866.1	772.0	668.3	545.0	514.6
Interest on Mortgage Loans	79.8	64.3	58.6	45.2	40.5
Interest on Pledge Loans	20.2	17.7	15.6	13.9	12.8
Interest on Credit Card Loans	1,411.1	1,212.4	1,075.5	1,066.1	954.8
Interest on Financial Leases	55.6	52.0	48.8	43.6	41.3
Interest on Other Loans	878.6	827.8	775.3	764.0	733.3
Net Income from Government and Corporate Securities	389.9	296.8	276.1	174.1	192.1
On Other Receivables Resulting from Financial Brokerage	48.4	35.3	23.1	14.9	13.0
Net Income from Guaranteed Loans-Decree 1387/01	1.1	0.4	0.6	0.4	1.1
Adjustment by application of adjusting index	0.3	0.3	0.2	0.2	0.2
Other	943.1	391.7	196.3	53.9	27.2

FINANCIAL EXPENSES	2,474.3	1,906.9	1,630.7	1,376.5	1,255.9

Interest on Saving Accounts Deposits	0.4	1.1	1.4	1.3	1.1
Interest on Time Deposits	1,486.8	1,180.6	995.3	810.9	759.5
Interest on Interbank Loans Received ( Call Money Loans)	8.2	6.5	4.3	2.5	2.5
Interest on Loans from Financial Sector	31.3	27.2	24.7	23.9	17.7
For Other Liabilities resulting from Financial Brokerage	345.3	279.0	251.8	232.4	182.4
Interest on Subordinated Negotiable Obligations	74.1	44.0	40.4	36.7	35.1
Other interest	9.2	6.8	7.6	7.9	6.0
Net Income from Options	—	—	—	0.9	1.6
Adjustment by application of adjusting index	0.1	—	-0.2	0.3	—
Contributions to the Deposit Insurance Fund	22.6	20.7	19.1	18.2	17.2
Quotations Differences on Gold and Foreign Currency	135.0	69.7	52.8	15.9	14.2
Other	361.3	271.3	233.5	225.6	218.6

GROSS BROKERAGE MARGIN	2,581.2	2,064.2	1,781.4	1,571.1	1,489.0

PROVISIONS FOR LOAN LOSSES	682.0	508.3	392.3	434.7	441.0

INCOME FROM SERVICES, NET	1,179.3	1,169.2	1,108.3	1,046.6	915.3

INCOME FROM INSURANCE ACTIVITIES	265.2	228.0	230.4	239.5	207.0

ADMINISTRATIVE EXPENSES	2,051.9	1,981.6	1,903.3	1,849.5	1,693.9

Personnel Expenses	1,185.8	1,156.3	1,063.1	1,053.5	1,016.9
Directors’ and Syndics’ Fees	18.3	17.8	15.9	16.9	13.3
Other Fees	44.6	40.2	75.4	65.7	30.4
Advertising and Publicity	83.9	90.6	106.4	104.6	81.3
Taxes	182.8	167.2	155.7	153.4	131.6
Depreciation of Premises and Equipment	40.9	40.2	39.5	37.9	35.3
Amortization of Organization and Development Expenses	70.9	62.7	63.9	63.0	57.7
Other Operating Expenses	262.5	242.6	233.0	220.2	208.3
Other	162.2	164.0	150.4	134.3	119.1

MINORITY INTEREST	-36.5	-39.3	-68.9	-51.2	-49.3

INCOME FROM EQUITY INVESTMENTS	28.1	26.2	53.3	25.3	18.9

NET OTHER INCOME	105.1	96.5	45.0	87.7	66.1

INCOME TAX	557.8	427.9	317.9	273.0	213.2

NET INCOME	830.7	627.0	536.0	361.8	298.9

(*)	Grupo Financiero Galicia, consolidated with subsidiary companies (Art.33 - Law 19550).

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